
December 26, 2023

Arthur Yu Chen
Chief Financial Officer
Futu Holdings Ltd
11/F, Bangkok Bank Building
No. 18 Bonham Strand W, Sheung Wan
Hong Kong S.A.R., People's Republic of China

  Re: Futu Holdings Ltd
   Form 20-F for Fiscal Year Ended December 31, 2022
   File No. 001-38820

Dear Arthur Yu Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Disclosure Review Program

cc: Will Cai